UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 19, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒                                       Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐                                        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐                                        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐                                        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

National Directory of Legal Entities [CNPJ/MF] number 60.643.228/0001-21

Company Registration [NIRE] number 35.300.022.807

(Publicly Traded Company)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 11th, 2014

Date, time and place: Meeting held on December 11th, 2014, at 8:30 a.m., at the registered office of the Company, at Rua Fidêncio Ramos, no. 302, 3º andar, Torre B, Edifício Vila Olímpia Corporate, District Vila Olímpia, in the City of São Paulo, State of São Paulo.

Notice of Call: The members of the Board of Directors were duly convened according to the provisions set forth in the Item 6 of its Bylaws.

Attendances: The Meeting relied on the attendance of all acting members of the Board of Directors of the Company: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors); Mr. Alexandre Gonçalves Silva; Mr. Carlos Augusto Lira Aguiar; Mr. Eduardo Rath Fingerl; Mr. João Carvalho de Miranda; Mr. João Henrique Batista de Souza Schmidt; Mr. Julio Cesar Maciel Ramundo; Mr. Marcos Barbosa Pinto; and Mr. Raul Calfat.

Presiding Board:                                            Mr. José Luciano Duarte Penido - Chairman.

Mrs. Claudia Elisete Rockenbach Leal - Secretary.

Agenda: According to the provisions set forth in the Article 17, Subsection XV of the Articles of Association: (i) to approve the alienation of real estate properties of the Company; (ii) to approve the donation of real estate property of the Company; and (iii) to authorize and ratify any and all acts performed by the Executive Board of the Company.

Decisions: After the issues set forth in the Agenda were examined and discussed, the attending Directors decided, by unanimous votes and without restrictions and/or exceptions:

(i) To approve the alienation of real estate properties of the Company, established in the State of Bahia, as specified below, totaling twenty-two million, seven hundred and fifty-two thousand, five hundred and forty-five Brazilian reais and thirty-five cents (R$ 22,752,545.35), equivalent to 3,571.5409 hectares to Instituto Nacional de Colonização e Reforma Agrária, State of Bahia [INCRA/BA]. The payment shall be made by means of Agrarian Debt Bonds [TDA], transferred to the Company on the date of signature of the Purchase and Sale Agreement related to the real estate properties alienated to INCRA, with redemption term of five (05) years:

Municipality / State	Name of the Real Estate Property	Registration number	Total Area (ha)	Area to be sold (ha)	Value (BRL)
Prado/BA	Fazenda Colatina A	16405	2,266.9	1,869.7
Prado/BA	Fazenda Colatina B	16406	100.3	100.30
Prado/BA	Fazenda Palmeira	12640	138.1	138.10
Prado/BA	Água Branca	15822	334.7	334.70
Prado/BA	Rancho Lorena	5542	97	97.00	R$	22,752,545.35
Prado/BA	Pedrinhas	6441	190	190.00
Prado/BA	Pedrinhas	6442	343.7	343.70
Prado/BA	Rancho Alegre	6443	332	332.00
Prado/BA	Pedrinhas	9034	161.3	161.30

(ii) To approve the donation of a plot of land with 397.1224 hectares, part of the real estate property registered under the Real Estate Registration number 16.405 of the Notarial Office of the Real Estate Registry of Prado, which has a total area of 2,266.9 hectares. The donation hereby established is conditioned to the acquisition, by means of purchase, of the remaining area of the same real estate property and remaining real estate properties by INCRA, according to the conditions established above, pursuant to the Item (i) above.

(iii) The Executive Board of Fibria is hereby duly authorized to sign any and all documents necessary to implement the decision registered above and carry out said alienation, according to the provisions set forth in its Articles of Association. In addition, the acts previously performed by said Executive Board are hereby ratified.

Closing: There being no further businesses to be addressed, the Meeting was closed, and these Minutes were drawn up, read, deemed accurate, approved and signed by all attendees. Attendances: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; and Claudia Elisete Rockenbach Leal - Secretary.

São Paulo, December 11th, 2014.

I hereby certify that these Minutes are a faithful copy of the original document filed at the registered office of the Company.

Presiding Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO